June 24, 2009

VIA HAND DELIVERY

William C-L Friar, Senior Financial Analyst
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rome Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 6, 2009 (File No. 00-27481)

Dear Mr. Friar:

         This letter is submitted by Rome Bancorp, Inc. (the “Company”) in response to the letter dated June 11, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) transmitting their comments to Form 10-K for Fiscal Year Ended December 31, 2008 filed by the Company on March 6, 2009 (the “Form 10-K”). Your specific comments are set forth verbatim below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.

We note that your response letter dated June 3, 2009 did not include the Tandy language as requested in our comment letter dated May 19, 2009. Please provide this language in response to the comments contained herein. Please note that the Tandy representations must be made by the company.

         The Tandy representations are included in this letter as requested.

William C-L Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
June 24, 2009

Item 11. Executive Compensation

Compensation Philosophy, page 14 of Definitive Proxy Statement on Schedule 14A

2.

We note your response to comment 4 in our letter dated May 19, 2009 that the company "does not use benchmarks or peer companies to determine compensation" and that the company "does not fix any element of compensation against specific performance measures of [peer] institutions." However, benchmarking generally entails using compensation data about other companies as a reference point on which — either wholly or in part — to base, justify or provide a framework for a compensation decision. Refer to Regulation S-K Compliance & Disclosure Interpretation 118.05. Thus, although the company may not fix any element of compensation against specific performance measures of peer institutions, it appears, based on disclosure contained in the definitive proxy statement that the registrant benchmarks certain elements of compensation to its peers. For example, we note the disclosure that "[t]he Compensation Committee uses its own criteria coupled with current and historical peer comparisons to establish base salary and other compensation for the Chief Executive and other officers." To the extent the company does not benchmark compensation to its peers, please provide to the staff proposed revised disclosure that will be included in future filings that makes this fact clear. If, however, the company does, indeed, benchmark compensation to its peers, please identify to the staff the component companies that make up the compensation peer group and revise future filings accordingly.

         We do not believe that the Company benchmarks any elements of compensation to its peers. As indicated in our prior response, the Compensation Committee does review peer institution data in assessing the reasonableness of performance levels inherent in the annual budget. The component companies that made up the compensation peer group in 2008 were:

Chemung Financial Corp.	Lake Shore Bancorp, Inc. (MHC)
Elmira Savings Bank	Oneida Financial Corp. (MHC)
Evans Bancorp, Inc.	Pathfinder Bancorp, Inc. (MHC)
Greene County Bancorp, Inc. (MHC)	Wilber Corp.
Jeffersonville Bancorp

         The Company does not fix any component of compensation against specific performance measures of any of the institutions included in the compensation peer group.

         We hereby confirm that the Company will disclose the component companies that make up any compensation peer group in future filings.

William C-L Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
June 24, 2009

Annual Incentive Bonus, page 16 of Definitive Proxy Statement on Schedule 14A

3.

We note your response to comment 5 in our letter dated May 19, 2009. Please disclose to the staff the performance targets mentioned in the first sentence of your response that were utilized in 2008, and confirm that these performance targets will be disclosed in future filings. In addition, to the extent the company uses CAMEL ratings in determining incentive compensation in the future, please disclose this fact in future filings.

         The performance targets for Mr. Sprock for 2008 were based on a sliding scale of earnings per share (EPS), return on assets and profits, with a maximum bonus of $80,000 if all targets were met. At EPS of $0.43, Mr. Sprock was to receive a payment of $5,000 if the Company had profits of $3,096,000; an additional payment of $5,000 if the Company had return on assets between 0.97% and 0.98% and profits of $3,104,000; and an additional $5,000 if the Company had return on assets of 0.99% and profits of $3,154,000. At EPS of $0.44, Mr. Sprock was to receive a payment of $10,000 if the Company had profits of $3,168,000; and an additional payment of $10,000 if the Company had return on assets of 1.00% and profits of $3,204,000. EPS of $0.45, Mr. Sprock was to receive a payment of $15,000 if the Company had profits of $3,240,000 and additional $15,000 if the Company had return on assets of 1.02% and profits of $3,254,000. At EPS of $0.46 or higher, Mr. Sprock was to receive a payment of $15,000 if the Company had profits of $3,312,000 or higher. None of these targets were met in 2008.

         In addition, Mr. Sprock was eligible for a target award of $20,000 if the Company attained certain specified regulatory “CAMEL” ratings. While these ratings are not permitted be disclosed to the public pursuant to Office of Thrift Supervision regulations, this target was attained.

         Mr. Nolan was not eligible for any target awards.

         Performance targets will be disclosed in future filings.

Signature Page

4.

We note your response to comment 10 in our letter dated May 19, 2009, including your proposal to replace references of "principal financial officer" with "chief accounting officer." Please note that the Form 10-K must be signed by both the principal financial officer and the principal accounting officer. Refer to General Instruction D(2)(a) of Form 10-K. Therefore, please confirm that future filings will identify the principal financial officer and chief financial officer. Note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(b) of Form 10-K.

William C-L Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
June 24, 2009

         We hereby confirm that future filings will identify the principal financial officer and principal accounting officer as required by General Instruction D(2)(a) of Form 10-K.

*     *     *     *     *

         The Company acknowledges that :

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

         We believe that these responses are fully responsive to your comments. We look forward to your prompt review of this submission.

         If you have any questions, please contact the Company’s attorney, Matthew Dyckman of Sonnenschein Nath & Rosenthal LLP, at 202-408-9123.

Very truly yours,

/s/ Charles M. Sprock

Charles M. Sprock
President and Chief Executive Officer

cc:	Matthew Dyckman, Esq. Sonnenschein Nath & Rosenthal LLP